Filed by BFC Financial Corporation

Commission File No. 001-09071

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: BBX Capital Corporation

Commission File No. 001-13133

BFC Financial Corporation and BBX Capital

Announce Dismissal of Merger Litigation

FORT LAUDERDALE, Florida – November 10, 2014 — BFC Financial Corporation (“BFC”) (OTCQB: BFCF; BFCFB) and BBX Capital Corporation (“BBX Capital”) (NYSE: BBX), formerly BankAtlantic Bancorp, Inc., announced the dismissal with prejudice of the In Re: BBX Capital Corporation Litigation. This litigation, a purported class action against BFC, BBX Capital and the members of BBX Capital’s Board of Directors, was brought challenging the fairness of the proposed merger between BFC and BBX Capital and seeking an injunction to block the transaction. The Circuit Court of the 17th Judicial Circuit for Broward County, Florida denied plaintiff’s motion for class certification and dismissed the case with prejudice on November 5, 2014. Approximately 97% of the BBX Capital shareholders and 86% of the minority shareholders represented at the shareholders’ meeting to approve the transaction voted in favor of the merger.

The merger remains subject to certain closing conditions, including the listing of BFC’s Class A Common Stock on a national securities exchange (or interdealer quotation system of a registered national securities association). BFC and BBX Capital do not currently anticipate that the merger will be consummated prior to the first quarter of 2015.

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include a 51% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 60 owned or managed resorts, and access to more than 4,000 resorts worldwide. BBX Capital, a New York Stock Exchange listed company, is involved in the acquisition, ownership, management, joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. As described above, BBX Capital also has a 46% equity interest in Bluegreen.

As of September 30, 2014, BFC had total consolidated assets of approximately $1.4 billion, shareholders’ equity attributable to BFC of approximately $251.8 million, and total consolidated equity of approximately $448.8 million. BFC’s book value per share at September 30, 2014 was $3.13. For more information, visit www.BFCFinancial.com.

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership, management, joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its holding company, BFC Financial Corporation (OTCQB: BFCF), have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX and BFC own 100% of Bluegreen. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 60 owned or managed resorts, and access to more than 4,000 resorts worldwide.

As of September 30, 2014, BBX Capital had total consolidated assets of $386.5 million, shareholders’ equity attributable to BBX Capital of approximately $309.7 million, and total consolidated equity of approximately $311.0 million. BBX Capital’s book value per share at September 30, 2014 was $19.15.

For further information, please visit our family of companies:

BFC Financial Corporation: www.BFCFinancial.com

Bluegreen Corp.: www.BluegreenVacations.com

BBX Capital: www.BBXCapital.com

Renin Corp.: www.ReninCorp.com

RoboVault: www.RoboVault.com

BBX Sweet Holdings: Hoffman’s Chocolates: www.Hoffmans.com, Williams & Bennett:

www.WilliamsandBennett.com, Jer’s Chocolates: www.Jers.com, Helen Grace

Chocolates: www.HelenGrace.com, and Anastasia Confections:

www.AnastasiaConfections.com

BFC Financial and BBX Capital Contact Info:

Media Contact: Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

Investor Relations: Leo Hinkley, Managing Director, 954- 940-5300

Email: LHinkley@BBXCapital.com or LHinkley@BFCFinancial.com

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen Corporation (“Bluegreen Vacations”) is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 180,000 owners, over 60 owned or managed resorts, and access to more than 4,000 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based service resort management, financial services, and sales and marketing on behalf of third parties. For more information, visit www.BluegreenVacations.com.

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This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding ongoing litigation and the proposed merger between BFC and BBX Capital that involve a number of risks and uncertainties. These risks and uncertainties include, but are not limited to, that the plaintiffs may appeal the Court’s order and that the appellate courts may reverse the Court’s order; that the parties may be unable to satisfy all of the conditions to the closing of the proposed merger, including BFC’s ability to obtain the listing of its Class A Common Stock on a national securities exchange (or qualified interdealer quotation system), and that the merger may not otherwise be consummated in accordance with its terms, or at all.

Additional Information Regarding the Proposed Merger between BFC and BBX Capital and Where to Find it: In connection with the proposed merger between BFC and BBX Capital, BFC has filed a Registration Statement on Form S-4 with the SEC, which has been declared effective, and BFC and BBX Capital have mailed to their respective shareholders a joint proxy statement/prospectus concerning the merger. BFC and BBX Capital have also filed, and may in the future file, other documents with the SEC regarding the merger. Investors and shareholders of BFC and BBX Capital are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of BFC and BBX Capital can obtain copies of the joint proxy statement/prospectus and other relevant documents filed with the SEC free of charge from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by BFC are also available free of charge on BFC website at www.bfcfinancial.com under the tab “Investor Relations – Regulatory Info – SEC Filings” or by directing a request by mail to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4900. Copies of the documents filed with the SEC by BBX Capital are available free of charge on BBX Capital’s website at www.bbxcapital.com under the tab “Investors – SEC Filings” or by directing a request by mail to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Corporate Secretary, or by calling 954-940-4000. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.